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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __ )

                                   FOHP, INC.
                    -----------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                       N/A
                                 --------------
                                 (CUSIP Number)



                           Saint Barnabas Corporation
                -------------------------------------------------
                       (Names of Person Filing Statement)


                              David A. Mebane, Esq.
                        Vice President for Legal Affairs
                           Saint Barnabas Corporation
                             94 Old Short Hills Road
                          Livingston, New Jersey 07039
                                 (201) 533-5609
                -------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  May 31, 1996
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.



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

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. N/A                                         Page 2 of 8 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON               Saint Barnabas Corporation
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC, 00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      NEW JERSEY
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        33,335
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        173,342
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        33,335
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        173,342
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     206,677
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    |     9.2%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |      HC
    |
--------------------------------------------------------------------------------

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                                                                    Page 3 of 8



Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is Common Stock, par value $.01 per share ("Common Stock"), and the issuer of such securities is FOHP, Inc. ("FOHP"). The address of the principal executive offices of FOHP is 3501 State Highway 66, Neptune, New Jersey 07753.

Item 2.  Identity and Background.

         (a) The name of the corporation filing this statement is Saint Barnabas Corporation ("St. Barnabas" or the "Corporation").

         (b) St. Barnabas is a nonprofit corporation organized under the laws of the State of New Jersey. St. Barnabas does not have any members and is governed by a Board of Trustees.

         (c) The principal business of St. Barnabas is:

                  (i) to establish, develop, sponsor, promote and/or conduct educational programs, scientific research, treatment facilities, hospitals, rehabilitation centers, housing centers, consulting and management services, human services programs, and other charitable activities devoted to improving and protecting the health and welfare of all persons, including providing opportunities to restore, reclaim or aid persons suffering from physical, mental or emotional disabilities, providing access to community resources aimed at promoting life and health, and providing assistance to persons with the aim of leading full and meaningful lives;

                  (ii) to sponsor, develop, promote and encourage public participation in public services and programs in the State of New Jersey, which are charitable, scientific or educational;

                  (iii) to own or operate facilities or own other assets for public use and the public's health and welfare;

                  (iv) to solicit support for the Corporation's activities from the public generally and through a Board of Trustees which is broadly representative of the public and the community which the Corporation serves;

                  (v) to promote, by donation, loan or otherwise, the interests of any not-for-profit and federally tax-exempt organizations which are affiliated with the Corporation, the purposes of which are not inconsistent with those of the Corporation;





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                                                                     Page 4 of 8

                  (vi) to own, lease or otherwise deal with all property, real and personal, to be used in furtherance of the business purposes set forth in subparagraphs (i) through (v);

                  (vii) to contract with other organizations, for-profit and not-for-profit, with individuals, and with governmental agencies, in furtherance of the business purposes set forth in subparagraphs (i) through (v);

                  (viii) to otherwise operate exclusively for charitable, scientific or educational purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), in the course of which operation:

                           (A)     no part of the net earnings of the
                                   Corporation shall inure to the benefit of, or be distributable to, its members, trustees, officers, or other persons, except that the Corporation shall be authorized and empowered to pay reasonable compensation for services rendered and to make payments and distributions in furtherance of the purposes set forth herein;

                           (B) no substantial part of the activities of the Corporation shall be the carrying on of propaganda, or otherwise attempting to influence legislation, and the Corporation shall not participate in, or intervene in (including the publishing or distribution of statements) any political campaign on behalf of any candidate for public office except as authorized under the Code; and

                           (C) the Corporation shall not carry on any other activities not permitted to be carried on (1) by a corporation exempt from federal income tax under Section 501(c)(3) of the Code (or the corresponding provision of any future United States Internal Revenue Law) or (2) by a corporation, contributions to which are deductible under Section 170(c)(2) of the Code (or the corresponding provision of any future United States Internal Revenue Law).

         The address of St. Barnabas' principal executive offices is 94 Old Short Hills Road, Livingston, New Jersey 07039. The principal business of St. Barnabas is conducted at its principal executive offices.




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                                                                     Page 5 of 8

         (d) The name, address, present principal occupation or employment, and citizenship of each trustee and executive officer of St. Barnabas are set forth on Schedule A attached hereto. In addition, the name, principal business and address of the present employer of each trustee and executive officer of St. Barnabas, if any, are set forth on Schedule A attached herein.

         (e) During the last five years, neither St. Barnabas, nor, to the best knowledge of St. Barnabas, any person listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In December 1993, St. Barnabas, on behalf of Saint Barnabas Medical Center, purchased 33,335 shares of capital stock from First Option Health Plan of New Jersey, Inc. ("FOHP-NJ"), a New Jersey health maintenance organization ("HMO") and the predecessor of FOHP, for an aggregate purchase price of $500,000. St. Barnabas used working capital to purchase the capital stock from FOHP-NJ. In June 1995, FOHP-NJ consummated a reorganization (the "Reorganization"), pursuant to which each shareholder of FOHP-NJ received one share of FOHP Common Stock-NJ, par value $.01 per share ("Common Stock-NJ"), for each share of FOHP-NJ capital stock owned by the shareholder. As a result of the Reorganization, FOHP-NJ became a wholly-owned subsidiary of FOHP and St. Barnabas received 33,335 shares of Common Stock-NJ. In April 1997, FOHP effected a recapitalization (the "Recapitalization") pursuant to which each outstanding share of Common Stock-NJ automatically converted into one share of Common Stock. As a result of the Recapitalization, the 33,335 shares of Common Stock-NJ held by St. Barnabas automatically converted into 33,335 shares of Common Stock.

         In 1993, St. Barnabas expanded the Saint Barnabas Health Care System to include Union Hospital. As a result, St. Barnabas became the sole member of Union Hospital. Union Hospital currently is a provider in the FOHP-NJ provider network and owns 13,334 shares of Common Stock.

         In May and June of 1996, St. Barnabas further expanded the Saint Barnabas Health Care System to include six (6) new hospitals, five (5) of which are providers in the FOHP-NJ provider network and own, either directly or through an affiliate, shares of FOHP Common Stock (the "FOHP Affiliated


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                                                                     Page 6 of 8

Hospitals"). As a result of the expansion, St. Barnabas became the sole member of each of the FOHP Affiliated Hospitals. The FOHP Affiliated Hospitals, and the number of shares of Common Stock owned by them, either directly or indirectly, are as follows: Community Medical Center - 33,335 shares; Irvington General Hospital - 13,334 shares; Kimball Medical Center - 33,335; Monmouth Medical Center - 33,335 shares; and Newark Beth Israel Medical Center - 33,335 shares.

         In December 1996, St. Barnabas again expanded the Saint Barnabas Health Care System to include West Hudson Hospital. As a result, St. Barnabas became the sole member of West Hudson Hospital. West Hudson Hospital currently is a provider in the FOHP-NJ provider network and owns 13,334 shares of Common Stock.

         Each hospital affiliated with St. Barnabas disclaims any beneficial interest in the shares of Common Stock held by St. Barnabas and the other hospitals affiliated with St. Barnabas.

Item 4.  Purpose of Transaction.

         For the purpose of funding FOHP-NJ's obtainment of a certificate of authority to operate as an HMO in New Jersey and for the purpose of obtaining representation on the Board of Directors of FOHP-NJ, in December 1993, St. Barnabas, on behalf of Saint Barnabas Medical Center, purchased 33,335 shares of FOHP-NJ capital stock for $500,000. In connection with the Reorganization, St. Barnabas received 33,335 shares of Common Stock-NJ for its shares of FOHP-NJ capital stock. As a result of the Recapitalization, the 33,335 shares of Common Stock-NJ held by St. Barnabas automatically converted into 33,335 shares of Common Stock in April 1997.

         In 1993, St. Barnabas became the sole member of Union Hospital, which currently owns 13,334 shares of Common Stock. In 1996, St. Barnabas expanded the Saint Barnabas Health Care System to include the FOHP Affiliated Hospitals and West Hudson Hospital. As a result, St. Barnabas now beneficially owns 206,667 shares of Common Stock, representing 9.2% of the currently outstanding shares of Common Stock.

         St. Barnabas may, in the future, add additional New Jersey hospitals to the Saint Barnabas Health Care System, which may or may not own shares of FOHP Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) St. Barnabas beneficially owns 206,667 shares of Common Stock, representing 9.2% of the currently outstanding Common Stock.

         (b) St. Barnabas, on behalf of Saint Barnabas Medical Center, directly owns 33,335 shares of Common Stock for which it has the sole power to vote and dispose. St. Barnabas shares voting and dispositive power over 173,342 shares of Common Stock that are owned by the member hospitals in the Saint Barnabas Health Care System.

         (c) On December 31, 1996, St. Barnabas expanded the Saint Barnabas Health Care System to include West Hudson Hospital. As a result, St. Barnabas became the sole member of West Hudson Hospital. West Hudson Hospital currently is a provider in the FOHP-NJ provider network and owns 13,334 shares of Common Stock.

         (d) Inapplicable.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the provisions in FOHP's Certificate of Incorporation and By-laws with respect to Common Stock and the holders thereof, to the knowledge of St. Barnabas, there are no contracts, arrangements or relationships among the persons named in Item 2. and between such persons and any person with respect to any securities of FOHP. A copy of FOHP's Certificate of Incorporation and a copy of FOHP's By-Laws were filed with the Securities and Exchange Commission as exhibits to FOHP's Registration Statement on Form 8-A (effective date July 10,
1997).




Item 7.  Material to be Filed as Exhibits.

         Inapplicable.



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                                                                    Page 8 of 8

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 16, 1997

                                              Saint Barnabas Corporation



                                              By: /s/ Barry Ostrowsky
                                                  ------------------------
                                                      (signature)

                                                       Barry Ostrowsky
                                                  ------------------------
                                                       (print name)


                                                  Sr. Vice President and
                                                  ------------------------
                                                  General Counsel
                                                  ------------------------
                                                           (title)



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
                                                  SCHEDULE A
                                                  ----------


NAME AND                            BUSINESS                  PRINCIPAL OCCUPATION
OFFICE HELD                         ADDRESS                   OR EMPLOYMENT                          CITIZENSHIP
-----------                         -------                   -------------                          -----------
Vincent J.  Apruzzese           25 Independence Blvd.         Attorney at Law                         USA
Vice Chairman & Trustee         P.O. Box 112                  Apruzzese, McDermott, Mastro & Murphy
                                Liberty Corner, NJ  07938     (provider of legal services)


Doris L. Beck                   31 Vanderbilt Drive           Retired                                 USA
Trustee                         Livingston, NJ  07039 *


Tony Bonjavanni                 1261 Shaffer Avenue           Retired                                 USA
Trustee                         Roselle, NJ  07203 *


Joseph Buckelew                 231 Main Street               Chairman of the Board                   USA
Trustee                         Toms River, NJ  08753         Commerce National Insurance Company
                                                              (insurance agency)


John S. Chalsty                 277 Park Avenue               President & Chief Executive Officer     USA
Trustee                         New York, NY  10172           Donaldson, Lufkin & Jenrette, Inc.
                                                              (provider of financial and related
                                                              services)

Ronald J. Del Mauro             94 Old Short Hills Road       President & Chief Executive Officer     USA
President & Trustee             Livingston, NJ  07039         Saint Barnabas Corporation


Lewis Eisenberg                 126 East 56th Street          Investment Manager - Co-Chairman        USA
Trustee                         New York, NY  10022           Granite Capital International Group
                                                              (provider of management services to
                                                              hedge funds and limited partnerships)


John Ernst, III                 52 Hyers Street               President                               USA
Trustee                         P.O. Box 391                  Ernst, Ernst & Lissenden
                                Toms River, NJ  08753         (consulting engineers and surveyors)


Albert R. Gamper, Jr.           650 CIT Drive                 President & Chief Executive Officer     USA
Chairman & Trustee              Livingston, NJ  07039         The CIT Group, Inc.
                                                              (provider of financial services)

LeRoy Herbert                   1111 Channel Club Tower       Retired                                 USA
Trustee                         Monmouth Beach, NJ  07750 *


John N. Hopkins                 614 Kearny Avenue             Executive Vice President & Treasurer    USA
Trustee                         Kearny, NJ  07032             Kearny Federal Savings Bank
                                                              (Provider of banking services)

Roy Kay, Jr.                    55 Union Blvd.                Senior Vice President                   USA
Trustee                         Totowa, NJ  07512             Great Falls Bank
                                                              (provider of banking services)

Thomas E. Kelaher               204 Court House Lane          Partner                                 USA
Vice Chairman & Trustee         CN 2028                       Kelaher, Garvey, Ballou & Van Dyke
                                Toms River, NJ  08753         (provider of legal services)








NAME AND                            BUSINESS                  PRINCIPAL OCCUPATION
OFFICE HELD                         ADDRESS                   OR EMPLOYMENT                          CITIZENSHIP
-----------                         -------                   -------------                          -----------
Harold E. Kennedy               25 Colonial Drive             Retired                                 USA
Secretary & Truste              Convent Station, NJ  07960 *

Thomas P. Kiely                 218 North Fifth Avenue        President                               USA
Trustee                         P.O. Box 507                  Thomas Procter Company
                                Long Branch, NJ  07740        (provider of utility work)


Richard J. Kogan                One Giralda Farms             President & Chief Executive Officer     USA
Treasurer & Trustee             Madison, NJ  07940-1000       Schering-Plough Corporation
                                                              (pharmaceutical products)

Stephen Lane                    231 Main Street               Insurance Broker                        USA
Trustee                         Toms River, NJ  08753         Buckelew & Associates
                                                              (provider of all types of insurance)

Martin Levin                    321 N. Wyoming Avenue         Retired                                 USA
Trustee                         Apartment 3D
                                South Orange, NJ  07079  *


William B. McGuire              Four Gateway Center           Attorney at Law                         USA
Trustee                         100 Mulberry Street           Tompkins, McGuire & Wachenfeld
                                Newark, NJ  07102-4070        (provider of legal services)


Robert Marks                    2 Sherwood Road               Retired                                 USA
Trustee                         Short Hills, NJ  07078  *


John P. Meyerholz               101 Murray Street, 4th Floor  President & Chief Executive Officer     USA
Trustee                         New York, NY  10007-2165      International Insurance Society, Inc.
                                                              (nonprofit trade association)


Mark Olesnicky, M.D.            94 Old Short Hills Road       President, Medical Staff                USA
Trustee                         Livingston, NJ  07039         Saint Barnabas Medical Center


Richard O'Neill                 One Elizabethtown Plaza       Senior Vice President                   USA
Trustee                         Union, NJ  07083              Elizabethtown Gas Company
                                                              (provider of gas to residences)

Mark D. Pilla                   99 Highway 37 West            President & Chief Executive Officer     USA
Trustee                         Toms River, NJ  08755         Community Medical Center and
                                                              Kimball Medical Center


Raymond Shea                    2105 West County Line Road    Attorney at Law                         USA
Trustee                         Jackson, NJ  08527            Levin, Shea & Pfeffer, PA
                                                              (provider of legal services)

David Sickel                    Route 88                      President and Owner                     USA
Trustee                         Lakewood, NJ  08701           Pine Belt Chevrolet
                                                              (automobile dealership)

Morton A. Siegler               19 Elba Avenue                Partner                                 USA
Trustee                         Hapatcong, NJ  07843          Morton A. Siegler Associates
                                                              (real estate developer)








NAME AND                            BUSINESS                  PRINCIPAL OCCUPATION
OFFICE HELD                         ADDRESS                   OR EMPLOYMENT                          CITIZENSHIP
-----------                         -------                   -------------                          -----------
Kenneth A. Yarnell, Jr.         17 S. Beechcroft Road         Chairman                                USA
Trustee                         Short Hills, NJ  07078        Beechwood Capital Corporation
                                                              (investment/money management firm)


-------------
* Residential Address

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